Mail Stop 6010   May 9, 2008

IR Biosciences Holdings, Inc.
8767 E. Via De Ventura, Suite 190
Scottsdale, AZ 85258
Attn: John N. Fermanis

Re: IR Biosciences Holdings, Inc.
Preliminary proxy statement filed April 29, 2008
File No. 033-05384

Dear Mr. Fermanis:

        We have completed our review of your proxy statement and have no further comments at this time. Please contact Michael Reedich at (202) 551-3612 with any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director